SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Enable Midstream Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

292480100

(CUSIP Number)

Dana C. O’Brien

1111 Louisiana

Houston, Texas 77002

(713) 207-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292480100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CenterPoint Energy, Inc. 74-0694415
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 233,856,623 Common Units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 233,856,623 Common Units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 233,856,623 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 54.1%
14	TYPE OF REPORTING PERSON HC; CO

*	Includes 94,151,707 Common Units and 139,704,916 Subordinated Units representing limited partner interests, which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Fourth Amended and Restated Agreement of Limited Partnership of Enable Midstream Partners, LP (the “Partnership”), which is incorporated herein by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed on June 22, 2016. On March 25, 2014, in connection with its initial public offering, the Partnership effected a 1 for 1.279082616 Common Unit reverse split. For purposes of this Schedule 13D/A, all unit counts reflect the reverse unit split. Does not include 14,520,000 10% Series A Fixed-to-Floating Non-Cumulative Redeemable Perpetual Preferred Units representing limited partner interests in the Partnership (the “Series A Preferred Units”). See the discussion in Item 4 in Amendment No. 2 on Schedule 13D/A filed on February 22, 2016 for more information regarding the Series A Preferred Units.
**	Based on the number of Common Units (224,552,393) and Subordinated Units (207,855,430) issued and outstanding as of the closing of the Unit Issuance (as defined below), as set forth in the Partnership’s final prospectus, dated November 22, 2016, filed with the Securities and Exchange Commission on November 23, 2016, and taking into account the underwriters’ full exercise of their option to purchase up to an additional 1,500,000 Common Units.

CUSIP No. 292480100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CenterPoint Energy Resources Corp. 76-0511406
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 233,856,623 Common Units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 233,856,623 Common Units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 233,856,623 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 54.1%
14	TYPE OF REPORTING PERSON CO

*	Includes 94,151,707 Common Units and 139,704,916 Subordinated Units representing limited partner interests, which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Fourth Amended and Restated Agreement of Limited Partnership of the Partnership, which is incorporated herein by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed on June 22, 2016. On March 25, 2014, in connection with its initial public offering, the Partnership effected a 1 for 1.279082616 Common Unit reverse split. For purposes of this Schedule 13D/A, all unit counts reflect the reverse unit split.
**	Based on the number of Common Units (224,552,393) and Subordinated Units (207,855,430) issued and outstanding as of the closing of the Unit Issuance (as defined below), as set forth in the Partnership’s final prospectus, dated November 22, 2016, filed with the Securities and Exchange Commission on November 23, 2016, and taking into account the underwriters’ full exercise of their option to purchase up to an additional 1,500,000 Common Units.

Explanatory Note: This Amendment No. 4 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed on June 9, 2014, as amended by Amendment No. 1 on Schedule 13D/A filed on February 1, 2016, Amendment No. 2 on Schedule 13D/A filed on February 22, 2016 and Amendment No. 3 on Schedule 13D/A filed on July 21, 2016 (as amended, the “Original Schedule 13D”), with the Securities and Exchange Commission (the “Commission”) relating to the limited partner interests in Enable Midstream Partners, LP, a Delaware limited partnership (the “Issuer” or “Partnership”). The Original Schedule 13D is hereby amended and supplemented by CenterPoint Energy, Inc., a Texas corporation (“CenterPoint”), and CenterPoint Energy Resources Corp., a Delaware corporation (“CERC”, and, together with CenterPoint, the “Reporting Persons”) as set forth below in this Amendment (as so amended and supplemented, the “Schedule 13D/A”). Unless set forth below, all previous Items of the Original Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Original Schedule 13D.

Item 1. Security and Issuer

This Item 1 shall be deemed to amend and restate Item 1 of the Original Schedule 13D in its entirety.

This Schedule 13D/A relates to the common units representing limited partner interests (the “Common Units”) of the Partnership. The Partnership’s principal executive office is at One Leadership Square, 211 North Robinson Avenue, Suite 150, Oklahoma City, Oklahoma 73102.

Upon the termination of the subordination period as set forth in the Fourth Amended and Restated Agreement of Limited Partnership of the Partnership attached hereto as Exhibit S (the “Partnership Agreement”), the subordinated units (“Subordinated Units”) representing limited partner interests in the Partnership held by the Reporting Persons are convertible into Common Units on a one-for-one basis as set forth in the Partnership Agreement.

References to the “General Partner” refer to Enable GP, LLC, a Delaware limited liability company and the general partner of the Partnership.

On November 29, 2016, the Partnership closed an underwritten public offering of 11,500,000 Common Units at a price to the public of $14.00 per Common Unit (the “Unit Issuance”), including the underwriters’ full exercise of their option to purchase up to an additional 1,500,000 Common Units (1,424,281 of which were sold by a selling unitholder). As a result of the Unit Issuance, the Partnership’s total number of outstanding Common Units increased to 224,552,393. The Reporting Persons did not participate in, acquire or dispose of any Common Units in the Unit Issuance. As a result of the Unit Issuance, the percentage of outstanding Common Units that the Reporting Persons may be deemed to beneficially own was reduced by more than one percent of the Partnership’s Common Units and Subordinated Units outstanding.

Item 2. Identity and Background

This Item 2 shall be deemed to amend and restate Item 2 of the Original Schedule 13D in its entirety.

(a) This Schedule 13D/A is jointly filed pursuant to a Joint Filing Agreement attached as Exhibit L to the Original Schedule 13D by and between the Reporting Persons. CenterPoint is a publicly traded Texas corporation and is the sole stockholder of, and owns all of the interests in, CERC.

(b) The business address of the Reporting Persons and the Listed Persons (as defined below) is 1111 Louisiana, Houston, Texas 77002.

(c) The principal business of CenterPoint is the ownership and operation, directly or indirectly, of electric transmission and distribution facilities and natural gas distribution facilities and the investment in interests in the Partnership. The principal business of CERC is the ownership and operation, directly or indirectly, of natural gas distribution facilities and the investment in interests in the Partnership.

The name and present principal occupation of each director and executive officer of CenterPoint (the “CenterPoint Listed Persons”) are set forth on Exhibit A to this Schedule 13D/A, which is incorporated herein by reference. The name and present principal occupation of each director and executive officer of CERC (the “CERC Listed Persons”) are set forth on Exhibit A to this Schedule 13D/A, which is incorporated herein by reference. The CenterPoint Listed Persons and the CERC Listed Persons are collectively referred to as the “Listed Persons.”

(d) – (e) During the last five years, none of the Reporting Persons has and, to the Reporting Persons’ knowledge, none of the Listed Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CenterPoint is a Texas corporation. CERC is a Delaware corporation and wholly owned subsidiary of CenterPoint. All Listed Persons are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable. As described more fully in Item 1 above, the event giving rise to the obligation of the Reporting Persons to file this Amendment did not involve any transactions effected by one or more Reporting Persons with respect to the Common Units.

Item 4. Purpose of Transaction

Not applicable. As described more fully in Item 1 above, the event giving rise to the obligation of the Reporting Persons to file this Amendment did not involve any transactions effected by one or more Reporting Persons with respect to the Common Units.

Item 5. Interest in Securities of the Partnership

This Item 5 shall be deemed to amend and restate Item 5 of the Original Schedule 13D in its entirety.

(a)

•	CERC holds directly 94,151,707 Common Units, representing 41.9 % of the outstanding Common Units of the Partnership. CERC also holds 139,704,916 Subordinated Units, representing approximately 67.2% of the outstanding Subordinated Units of the Partnership.

•	CenterPoint, as the sole stockholder of CERC may, pursuant to Rule 13d-3, be deemed to beneficially own the 94,151,707 Common Units held of record by CERC, representing approximately 41.9% of the outstanding Common Units. In addition, CenterPoint may, pursuant to Rule 13d-3, be deemed to beneficially own the 139,704,916 Subordinated Units held by CERC, representing approximately 67.2% of the outstanding Subordinated Units of the Partnership.

•	Through their ownership interest in the General Partner, CenterPoint and CERC may be deemed to beneficially own an interest in the General Partner’s non-economic general partner interest and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions).

•	In addition, as of the date of this report, certain of the Listed Persons beneficially own the number and percentage of Common Units set forth in the following table.

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Scott M. Prochazka	10,000	*

*	Less than 1% of the class beneficially owned.

The percentages set forth in Item 5(a) are based on the number of Common Units (224,552,393) and Subordinated Units (207,855,430) issued and outstanding after the closing of the Unit Issuance as set forth in the Partnership’s final prospectus, dated November 22, 2016, filed with the Commission on November 23, 2016, and taking into account the underwriters’ full exercise of their option to purchase up to an additional 1,500,000 Common Units (1,424,281 of which were sold by a selling unitholder).

The Series A Preferred Units are not included in the calculation of the Reporting Persons’ beneficial ownership. See the discussion in Item 4 of the Original Schedule 13D for more information regarding the Series A Preferred Units.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Exhibit A to the Original Schedule 13D for additional information applicable to the Listed Persons. To the Reporting Persons’ knowledge, each of the Listed Persons listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him in Item 5(a).

(c) Except as otherwise described herein, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has effected any transactions in the Common Units during the past 60 days.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported on the cover pages of this Schedule 13D/A and in this Item 5. Except for the foregoing and the cash distributions described in the Partnership Agreement, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e)	Not Applicable.

Item 6. Contracts, Arrangement, Undertakings or Relationships with Respect to Securities of the Partnership

This Item 6 shall be deemed to amend and supplement Item 6 of the Original Schedule 13D as set forth below.

In connection with the Unit Issuance, on November 22, 2016, CERC entered into a lock-up agreement (the “Lock-Up Agreement”) with Citigroup Global Markets Inc. and Wells Fargo Securities, LLC (the “Representatives”), whereby CERC agreed, subject to certain limited exceptions, that, until 60 days after the date of the final prospectus relating to the Unit Issuance, it will not, without the prior written consent of the Representatives (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Units beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) by CERC or any other securities so owned convertible into or exercisable or exchangeable for Common Units or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Units, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Units or such other securities, in cash or otherwise or publicly announce any intention to do any of the foregoing.

In connection with the closing of the Unit Issuance, on November 29, 2016, CERC and OGE Enogex Holdings LLC, a Delaware limited liability company, entered into a Waiver (the “Waiver”) pursuant to which, among other things, CERC waived any preemptive rights it and its subsidiaries and affiliates may hold pursuant to Section 5.8 of the Partnership Agreement and any registration rights it and its subsidiaries and affiliates may hold pursuant to the Registration Rights Agreement (as defined in the Schedule 13D filed on June 9, 2014), with respect to the Unit Issuance.

The summaries contained herein of the Lock-Up Agreement and the Waiver do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are included as Exhibits T and U, respectively, to this Schedule 13 D/A and are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit A	Directors, Managers and Executive Officers of CenterPoint and CERC (filed herewith).

Exhibit B	Second Amended and Restated Agreement of Limited Partnership of Enable Midstream Partners, LP (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed on April 22, 2014 and incorporated herein in its entirety by reference).

Exhibit C	Master Formation Agreement dated as of March 14, 2013 by and among CenterPoint Energy, Inc., OGE Energy Corp., Bronco Midstream Holdings, LLC and Bronco Midstream Holdings II, LLC filed as Exhibit 2.1 to the Partnership’s Registration Statement on Form S-1 (File No. 333-192542), filed on November 26, 2013 and incorporated herein in its entirety by reference).

Exhibit D	Contribution Agreement, dated as of May 30, 2014 by and among CERC, CenterPoint Energy Southeastern Pipelines Holding, LLC and the Partnership (filed as Exhibit D to the Schedule 13D of CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp., filed with the Commission on June 9, 2014 and incorporated herein in its entirety by reference).

Exhibit E	Second Amended and Restated Limited Liability Company Agreement of Enable GP, LLC (filed as Exhibit 10.2 to CERC’s Quarterly Report on Form 10-Q (File No. 001-13265) filed with the Commission on November 12, 2013 and incorporated herein in its entirety by reference).

Exhibit F	First Amendment to the Second Amended and Restated Limited Liability Company Agreement of Enable GP, LLC (filed as Exhibit 10.2 to CenterPoint’s Current Report on Form 8-K (File No. 001-31447) filed with the Commission on April 22, 2014 and incorporated herein in its entirety by reference).

Exhibit G	Underwriting Agreement, dated as of April 10, 2014, by and among the Partnership, the General Partner, Enogex Holdings LLC and the underwriters named therein (filed as Exhibit 1.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on April 16, 2014 and incorporated herein in its entirety by reference).

Exhibit H	Registration Rights Agreement dated as of May 1, 2013 by and among CenterPoint Energy Field Services LP, CenterPoint Energy Resources Corp., OGE Enogex Holdings LLC, and Enogex Holdings LLC (filed as Exhibit 10.12 to the Partnership’s Registration Statement on Form S-1 (File No. 333-192542), filed on November 26, 2013 and incorporated herein in its entirety by reference).

Exhibit I	Indenture, dated as of May 27, 2014, between the Partnership and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on May 29, 2014 and incorporated herein in its entirety by reference).

Exhibit J	First Supplemental Indenture, dated as of May 27, 2014, by and among the Partnership, CERC, as guarantor, and U.S. Bank National Association, as trustee (filed as Exhibit 4.2 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on May 29, 2014 and incorporated herein in its entirety by reference).

Exhibit K	Registration Rights Agreement, dated as of May 27, 2014, by and among the Partnership, CERC, as guarantor, and RBS Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, and RBC Capital Markets, LLC, as representatives of the initial purchasers (filed as Exhibit 4.3 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on May 29, 2014 and incorporated herein in its entirety by reference).

Exhibit L	Joint Filing Statement (filed as Exhibit L to the Schedule 13D of CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp., filed with the Commission on June 9, 2014 and incorporated herein in its entirety by reference).

Exhibit M	Press release, dated as of January 29, 2016 (filed as Exhibit M to the Schedule 13D/A of CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp., filed with the Commission on February 1, 2016 and incorporated herein in its entirety by reference).

Exhibit N	Press release, dated as of February 1, 2016 (filed as Exhibit N to the Schedule 13D/A of CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp., filed with the Commission on February 1, 2016 and incorporated herein in its entirety by reference).

Exhibit O	Registration Rights Agreement, dated as of February 18, 2016 (filed as Exhibit 4.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on February 19, 2016 and incorporated herein in its entirety by reference).

Exhibit P	Third Amended and Restated Agreement of Limited Partnership, dated as of February 18, 2016 (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on February 19, 2016 and incorporated herein in its entirety by reference).

Exhibit Q	Purchase Agreement, dated as of January 28, 2016, by and between CenterPoint Energy, Inc. and Enable Midstream Partners, LP (filed as Exhibit 10.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on February 1, 2016 and incorporated herein in its entirety by reference).

Exhibit R	Waiver Agreement by and among CenterPoint Energy Resources Corp., OGE Enogex Holdings LLC and Enable GP, LLC (filed as Exhibit R to the Schedule 13D/A of CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp., filed with the Commission on February 22, 2016 and incorporated herein in its entirety by reference).

Exhibit S	Fourth Amended and Restated Agreement of Limited Partnership, dated as of June 22, 2016 (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on June 22, 2016 and incorporated herein in its entirety by reference).

Exhibit T	Form of Lock-Up Letter (included as Exhibit C to the Underwriting Agreement, dated as of November 22, 2016, by and among the Partnership, Enogex Holdings LLC and the underwriters named therein, filed as Exhibit 1.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on November 29, 2016 and incorporated herein in its entirety by reference).

Exhibit U	Waiver Agreement, dated as of November 29, 2016, by and among CenterPoint Energy Resources Corp. and OGE Enogex Holdings LLC (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2016

CENTERPOINT ENERGY, INC.		CENTERPOINT ENERGY RESOURCES CORP.

By:	/s/ Dana C. O’Brien	By:	/s/ Dana C. O’Brien
Name:	Dana C. O’Brien	Name:	Dana C. O’Brien
Title:	Senior Vice President, General Counsel and Corporate Secretary	Title:	Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT A

Directors and Executive Officers of CenterPoint Energy, Inc.

Name	Principal Occupation	Citizenship
Scott M. Prochazka	President, Chief Executive Officer and Director	United States
Milton Carroll	Executive Chairman of the Board of Directors	United States
Michael P. Johnson	Director	United States
Janiece M. Longoria	Director	United States
Scott J. McLean	Director	United States
Ted Pound	Director	United States
Susan O. Rheney	Director	United States
Phillip R. Smith	Director	United States
John W. Somerhalder II	Director	United States
Peter S. Wareing	Director	United States
William D. Rogers	Executive Vice President and Chief Financial Officer	United States
Kristie Colvin	Senior Vice President and Chief Accounting Officer	United States
Tracy B. Bridge	Executive Vice President and President, Electric Division	United States
Joseph B. McGoldrick	Executive Vice President and President, Gas Division	United States
Dana C. O’Brien	Senior Vice President, General Counsel and Corporate Secretary	United States
Susan B. Ortenstone	Senior Vice President and Chief HR Officer	United States

Directors and Executive Officers of CenterPoint Energy Resources Corp.

Name	Principal Occupation	Citizenship
Scott M. Prochazka	President, Chief Executive Officer and Director	United States
William D. Rogers	Executive Vice President and Chief Financial Officer	United States
Kristie Colvin	Senior Vice President and Chief Accounting Officer	United States
Joseph B. McGoldrick	Executive Vice President and President, Gas Division	United States
Dana C. O’Brien	Senior Vice President, General Counsel and Corporate Secretary	United States

EXHIBIT U

WAIVER

November 29, 2016

Reference is hereby made to that certain Underwriting Agreement (the “Underwriting Agreement”), dated November 22, 2016, by and among Enable Midstream Partners, LP, a Delaware limited partnership (the “Partnership”), and Enogex Holdings LLC, a Delaware limited liability company (“Enogex”), on the one hand, and Citigroup Global Markets, Inc. and Wells Fargo Securities, LLC, on the other hand, as representatives of the several underwriters listed in Schedule II thereto. Reference is also made to that certain Registration Rights Agreement, dated as of May 1, 2013, by and among the Partnership, CenterPoint Energy Resources Corp., a Delaware corporation (“CERC”), OGE Enogex Holdings LLC, a Delaware limited liability company (“OGEH”), and Enogex (the “Registration Rights Agreement”). Capitalized terms used but not defined herein shall have the meanings set forth in the Registration Rights Agreement.

CERC and OGEH hereby waive any preemptive rights they and their respective subsidiaries and affiliates may hold pursuant to Section 5.8 of the Fourth Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of June 22, 2016 (the “Partnership Agreement”), with respect to the Partnership’s issuance and sale of common units representing limited partner interests in the Partnership pursuant to the Underwriting Agreement. By agreeing to such waiver, CERC and OGEH do not waive any of their or their respective subsidiaries’ or affiliates’ rights under Section 5.8 of the Partnership Agreement with regard to future public offerings or private placements by the Partnership.

Pursuant to the Registration Rights Agreement, CERC and OGEH hereby expressly waive, in their entirety, compliance by the Partnership with any and all applicable notice and other requirements and any and all rights to participate in a Piggyback Registration in connection with the transactions contemplated by the Underwriting Agreement.

[Signature page to follow]

IN WITNESS WHEREOF, the undersigned executes this Waiver, effective as of the date first above written.

CENTERPOINT ENERGY RESOURCES CORP.

By:	/s/ William D. Rogers
Name: William D. Rogers
Title: Executive Vice President and Chief Financial Officer

OGE ENOGEX HOLDINGS LLC

By: OGE Energy Corp., its sole member

By:	/s/ Sean Trauschke
Name: Sean Trauschke
Title: Chairman, President, and Chief Executive Officer